TEVA REPORTS SECOND QUARTER 2013 RESULTS

Net Revenues of $4.9 Billion

Non-GAAP Diluted EPS of $1.20, GAAP Diluted EPS Loss of $0.53

Jerusalem, August 1, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter ended June 30, 2013.

“Net revenue of $4.9 billion was in-line with the previous quarter, and we are pleased with increased sales in our Specialty franchise, as well as in our OTC business,” said Jeremy Levin, Teva’s President and Chief Executive Officer. “In the short to mid-term, we are especially excited by the positive momentum of our U.S. Generics business, progression in our R&D portfolio, especially in the NTE franchise, and by the expected launches of key generic and specialty medicines.”

Dr. Levin continued, “Teva is a different company than it was one year ago; I have great confidence in where the company is and in its future. We are building a strong and diverse business, as well as a robust pipeline that positions Teva to achieve a high level of performance and growth.”

Revenues for the three months ended June 30, 2013, amounted to $4.9 billion, a decrease of 1% compared to the second quarter of 2012, which was a strong quarter. The decrease was primarily attributed to a decline in revenues of generic medicines in the United States and Europe, and exchange rate fluctuations in our ROW markets, primarily in Japan, which had a negative impact of $55 million on sales. The decline was partially offset by higher revenues of COPAXONE® and other specialty medicines in the United States and in Europe as well as by higher revenues from our OTC products.

Revenues by Geography for the Second Quarter 20131

Net revenues in the United States in the second quarter were $2.5 billion (51% of total revenues), an increase of 2% compared to the second quarter of 2012, driven primarily by increased sales of COPAXONE®, offset by lower revenues of generic medicines.

Net revenues in Europe in the second quarter were $1.5 billion (30% of total revenues), a decrease of 3% (4% in local currency terms) compared to the second quarter of 2012. The decline in revenues was mainly due to lower revenues from sales of generic medicines. This was partially offset by increased sales from our OTC business.

Net revenues in the Rest of the World in the second quarter totaled $945 million (19% of total revenues), a decrease of 8% (1% in local currency terms) compared to the second quarter of 2012. In addition to negative foreign currency effects (primarily the Japanese yen), the decline in revenues was due to lower revenues in Russia, resulting from the timing of COPAXONE® tenders as well as in Canada and Japan.

Revenues by Product Line for the Second Quarter 2013

Generic medicines net revenues in the second quarter were $2.4 billion (including API sales of $181 million), a decrease of 8% compared to $2.6 billion in the second quarter of 2012. Generic revenues comprised 49% of total revenues in the quarter, compared to 52% in the second quarter of 2012. Generic revenues consisted of:

•	U.S. revenues of $970 million, a decrease of 8% compared to the second quarter of 2012. The decrease resulted from a decline in sales of generic Lexapro® (for which we had exclusive rights in the second quarter of 2012); the absence of royalties related to the sales of the generic equivalent of Lipitor® (atorvastatin); and a decline in sales of irbesartan tablets and irbesartan HCTZ tablets, which launched at the end of the first quarter of 2012. This was partially offset by higher sales of generic versions of Pulmicort® (budesonide inhalation); Adderall IR® (mixed amphetamine salts IR), as well as products that were sold in the second quarter of 2013 that were not sold in the second quarter of 2012, the largest of which was generic version of TriCor® (fenofibrate).

•	European revenues of $860 million, a decrease of 5% (6% in local currency terms) compared to the second quarter of 2012. The decrease was mainly due to lower sales in Italy and Spain which was partially offset by increased generic penetration in France.

•	ROW revenues of $581 million, a decrease of 11% (2% in local currency terms), compared to the second quarter of 2012. The decrease was primarily due to lower sales in Japan, as well as lower sales in Canada, partially offset by continued growth in our other ROW markets.

Specialty medicines net revenues in the second quarter were $2.1 billion, an increase of 5% compared to $1.9 billion in the second quarter of 2012. Specialty revenues consisted of:

•	U.S. revenues of $1.5 billion, an increase of 10% compared to the second quarter of 2012.

•	European revenues of $405 million, flat compared to the second quarter of 2012.

•	ROW revenues of $149 million, a decrease of 16% (14% in local currency terms), compared to the second quarter of 2012.

Specialty revenues comprised 42% of total revenues in the quarter, compared to 39% in the second quarter of 2012.

The increase in specialty medicines revenues from the second quarter of 2012 was primarily due to increased revenues of COPAXONE® as well as of several other specialty medicines, mainly TREANDA®, and ProAir®, which was offset by a decrease in revenues of Provigil® in the United States due to the introduction of generic competition during 2012, as well as lower revenues of NUVIGIL® and AZILECT®.

COPAXONE® revenues increased 9% to $1.1 billion compared to $982 million in the second quarter of 2012. The increase primarily resulted from COPAXONE®‘s continued global market share leadership. In the U.S., sales increased 17% to $817 million, as a result of price and volume increases. Sales outside the U.S. were $253 million, a decrease of 10% in both dollar and local currency terms, compared to the second quarter of 2012, primarily due to the timing of tenders in Russia.

AZILECT® revenues recorded by Teva were $87 million, a decrease of 8% compared to the second quarter of 2012, while global in-market revenues increased 10% to $119 million, primarily due to increases in both price and volume in the United States.

OTC net revenues in the quarter were $257 million, an increase of 17% (21% in local currency terms) compared to $219 million in the second quarter of 2012, primarily due to higher sales of our consumer joint venture, PGT Healthcare, which enjoyed strong revenues and share growth in all key markets including Europe, Russia and Israel.

Other net revenues in the quarter were $205 million, mostly from the distribution of third-party products in Israel and Hungary, compared to $212 million in the second quarter of 2012.

Key Metrics for the Second Quarter 2013

Exchange rate differences between this quarter and the second quarter of 2012 reduced our revenues by approximately $55 million. We also recorded lower expenses due to these currency fluctuations and, as a result, changes in exchange rates had an overall net negative impact on our non-GAAP operating profit of approximately $33 million.

Non-GAAP Information This quarter, we had net non-GAAP charges of $1,470 million, consisting mainly of legal expenses and amortization of purchased intangible assets. Accordingly, non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude these and certain other items, as follows:

•	Legal expenses totaling $1,435 million related mainly to the additional $930 million provision for the settlement of the pantoprazole patent litigation and a $485 million provision relating to the modafinil antitrust litigation;

•	Amortization of purchased intangible assets totaling $288 million, of which $279 million is included in cost of goods sold and the remaining $9 million in selling and marketing expenses;

•	Restructuring, acquisition and other expenses of $55 million, mostly related to the Cephalon acquisition;

•	Impairment of long-lived assets that amounted to $49 million;

•	Costs of $16 million related to regulatory actions taken in facilities;

•	Financial expenses of $7 million in connection with early redemption of senior notes and others;

•	Purchase of research and development in-process of $3 million; and

•	Related tax benefit of $383 million.

Teva believes that excluding such items facilitates investors’ understanding of the Company’s business. See the attached tables for a reconciliation of U.S. GAAP results to the adjusted non-GAAP figures.

GAAP net loss and GAAP loss per share were $452 million and $0.53 in the quarter compared to GAAP net income and GAAP EPS of $863 million and $0.99, respectively, in the second quarter of 2012.

Quarterly non-GAAP operating income of $1.3 billion, down 9% compared to the second quarter of 2012. Quarterly GAAP operating loss was $586 million compared to GAAP operating income of $1 billion in the second quarter of 2012.

Non-GAAP gross profit margin was 58.7% in the quarter, compared to 59.5% in the second quarter of 2012. This reflects a decreased contribution from the sales of certain high-margin generic medicines, offset by higher sales of OTC products and COPAXONE®. GAAP gross profit margin was 52.7% in the quarter, compared to 53.2% in the second quarter of 2012.

Net Research & Development (R&D) expenditures in the quarter (excluding purchase of in-process R&D) totaled $336 million, or 6.8% of revenues, compared to $298 million, or 6.0% of revenues in the second quarter of 2012. The increase in R&D spending primarily reflects the progress in development activities.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $973 million, or 19.8% of revenues, in the quarter, compared to $973 million, or 19.5% of revenues in the second quarter of 2012.

General and Administrative (G&A) expenditures totaled $319 million in the quarter, or 6.5% of revenues, compared with $316 million, or 6.3% of revenues, for the second quarter of 2012.

Non-GAAP Financial expenses totaled $82 million in the quarter, compared with $97 million in the second quarter of 2012. The decrease resulted primarily from positive foreign currency effects and lower debt balances, partially offset by increased financing costs resulting from the longer maturity of our debt portfolio.

The provision for non-GAAP taxes for the quarter amounted to $161 million on pre-tax non-GAAP income of $1.2 billion. The provision for taxes in the second quarter of 2012 was
$162 million on pre-tax income of $1.3 billion. The expected annual tax rate for 2013 is mainly affected by the geographical mix of the products we expect to sell this year and by tax benefits from planned mergers of certain subsidiaries.

Cash flow from operations during the quarter was approximately $875 million, compared to
$1.2 billion in the second quarter of 2012, a decrease of 27%. Free cash flow, excluding net capital expenditures and dividends was $378 million, a decrease of 47% compared to $709 million in the second quarter of 2012. The decrease in cash flow mainly reflects the reduction in net income in the second quarter of 2013 and higher dividend payments.

Cash and marketable securities on June 30, 2013 amounted to $1.4 billion.

During the quarter, share repurchases totaled approximately 7.6 million shares for an aggregate purchase price of approximately $297 million. Since the beginning of 2013, Teva has repurchased 12.8 million shares for approximately $497 million. Since the beginning of 2012, Teva has repurchased 40.9 million shares for approximately $1.7 billion as part of the $3.0 billion share repurchase plan which was authorized in December 2011.

For the second quarter of 2013, the weighted average share count for the fully diluted earnings per share calculation was 849 million on a GAAP and 850 million on a non-GAAP basis. At June 30, 2013, the share count for calculating Teva’s market capitalization was approximately 845 million.

Total equity at June 30, 2013, was $21.6 billion, a decrease of $1.2 billion, compared to $22.8 billion at March 31, 2013. The decrease in total equity is primarily a result of the GAAP net loss of $452 million, share repurchase and dividends as well as currency translation adjustments.

Dividend

The Board of Directors, at its meeting on July 30, 2013, declared a cash dividend for the second quarter of 2013 of NIS 1.15 (approximately 32.2 cents according to the rate of exchange on July 30, 2013) per share.

The record date will be August 20, 2013, and the payment date will be September 2, 2013. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call to discuss its second quarter 2013 results on Thursday, August 1, 2013, at 8:00 a.m. ET. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com, or by dialing in to the following numbers (at least 10 minutes before the scheduled start time): United States and Canada 1-888-771-4371; International 1-847-585-4405; passcode: 35300463. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until August 8, 2013, at
11:59 p.m. ET by calling 1-888-843-7419 or 1-630-652-3042; passcode: 35300463.

* For a full analysis of our quarterly revenues by geography and by product line, beginning in Q4 2010, please visit our website at www.ir.tevapharm.com

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

[1]	For a full analysis of our quarterly revenues by geography and by product line, beginning in Q4 2010, please visit our website at www.ir.tevapharm.com

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative products, especially COPAXONE® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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